OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

IJUZE CORP

2516 Waukegan Road
Suite 111
Glenview, IL 60025

www.ijuze.com

2857 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 305,714 shares of Common stock ($1,070,000)

Minimum 2,857 shares of Common stock ($10,000)

Company	IJUZE CORP ("iJuze" or the "Company")
Corporate Address	2516 Waukegan Road, Suite 111, Glenview, IL 60025
Description of Business	iJuze provides a membership network of reservable electric charging stations in publicly accessible locations.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$3.50
Minimum Investment Amount (per investor)	$199.50

Perks

Invest at least $497 and receive a 1-yr membership in iJuze Network

Invest at least $997.50 and receive a 2-yr membership in iJuze Network PLUS $500 credit towards charging fees during the membership period (if you are a non-USA investor your membership is for 3-years)

Invest at least $4,998 and receive a 5-yr membership in iJuze Network and equal amount of credit towards charging fees for 5 years (if you are a non-USA investor you will also participate in an annual call with our CEO)

Invest at least $9,999.50 and have an **ePort named after you** for one year (details to follow) **PLUS** receive a lifetime membership in iJuze Network and equal amount of credit towards charging fees until its used up (if you are a non-USA investor you will also participate in a quarterly call with our CEO)

All **Perks are valid only after the offering is completed.*

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

iJuze Corporation will be providing a membership network of ePort charging stations that a member can remotely reserve via a smartphone App and connect to electricity upon arrival at the selected ePort station upon verification of the member's credentials and booking details. Only iJuze Network members can reserve ePorts and the electricity delivered by the ePorts can only be turned on upon prepayment by the iJuze Network member. ePorts are planned to be installed at retail venues that the member typically frequents such as restaurants, cafes, airport terminals, hair salons, etc. where the member would typically be stationary and enjoying an activity at the venue. For example, a member may have reserved an ePort at a local coffee house that is iJuze registered, and upon arriving at the coffee house at the designated reserved time, the iJuze member would launch the iJuze App on his smartphone and "check-in". Upon validation of the member and prepayment the ePort would be switched on for use by the member for the reserved paid duration.

Sales, Supply Chain, & Customer Base

iJuze anticipates revenues to be derived from several sources:

1. Membership fees.
2. Usage fees which may be charged according to the amount of electricity used, duration of connection, peak periods and membership stature.
3. Premium membership services such as subscription to Trip Planning services, member device profiling and monitoring, "911" emergency notification, etc
4. Merchant advertising and promotion commissions.

Competition

The Company will be providing a membership network of reservable charge points or charging stations called ePorts that its members can reserve for charging their electronic and electrical devices. We are unaware of any direct competition for such a **reservable** service although there are alternative means that our members can charge their devices such as from unprotected public electric sockets, open charging kiosks at some airports, or even from retail outlets that are willing to make their sockets available free of charge. In addition, for small electronic devices such as mobile phones, users may opt to carry spare batteries but such an option would be undesirable and likely infeasible for electric wheelchairs or folding electric scooters where the battery or batteries are bulky, large and/or heavy.

Liabilities and Litigation

The Company is not involved in any litigation. Additional disclosure is made in the Company's financial statements.

The team

Officers and directors

Esmond Goei	Founder, CEO, & Director
David J. Wallach	Chief Marketing Officer
"SK" Chan	Chief Financial Officer
Armando Castro, Jr.	Director
Robert L. Kent	Director

Esmond Goei
Founder, CEO, and Director of iJuze, Inc. since January 2017, Esmond is a serial entrepreneur with many successful startups and turnarounds spanning 30+ years. A consummate innovator with 3 issued patents in solar energy systems while he was CEO of Aspect Technologies, Inc., from Aug 2009 to Sept 2016, he has a pending patent with iJuze for a network of reservable charging ports/stations (ePorts). He has participated in several emerging industries such as voice messaging, wireless hospital bedside information systems, organic baby foods, electronic toys, and modular emergency back-up solar powered systems. He has delivered outstanding returns on investment to his investors with many IPOs and strategic sales of his invested companies some of which garnered valuations over a billion dollars.

David J. Wallach
David is an outstanding communicator and a talented video and film producer with 5 Emmy Awards to his credit as well as other TV network awards. Before joining iJuze on August 1, 2017, David had founded Wallach Worldwide Media in January 2008 and did freelance media production for many clients including Kraft Foods, the NFL, the NBA, the major TV networks, and others. David also worked as Coordinating Producer for Intersport, a leading sports and entertainment marketing agency from May 2014 to June 2015. His communications talent and experience has helped many companies convey their business vision as well as create memorable brand awareness and social media presence. He has a proven track record of success with driving integrated marketing plans that solve business challenges for blue-chip consumer brands in America and globally. We are excited to have David lead the marketing launch for our proprietary iJuze Network and to bring the message home that We Charge Up Your Life!

"SK" Chan
Suit Khown (SK) has worked successfully in many industries. A mechanical engineer with a Harvard MBA he tenured as a venture capitalist with Advent International, a global VC firm based in Boston, MA. From there he went on to help many American

companies level the playing field in securing quality and competitively priced components in China and Asia Pacific. He then started his own manufacturing company and grew that to 1200 employees in producing a revolutionary actuator for the computer industry. Prior to iJuze, since June 2009 till September 2017 he led a team of investment professionals for 8 years as Chief Investment Officer of China Assets Investment Management, Ltd., a public listed investment company in Hong Kong. With his diverse background, financial acumen and experience we expect to be well positioned to grow our financial base. SK joined iJuze Corp. on August 1, 2017.

Armando Castro, Jr.
Armando is a Partner in Silicon Valley with Pillsbury Winthrop Shaw Pittman LLP, a global law firm with roots in Silicon Valley, and a powerhouse dating back to the 1800's. Armando has been with Pillsbury since May 2014 and his specialty is corporate securities law but he is also a Certified Public Accountant. His industry background includes financial technologies and payment systems, cybersecurity, software and wireless technologies to name a few and we have benefitted from his advice in corporate strategy, governance and contractual law. Pillsbury's clients include Facebook, Chevron, Deutsche Bank, Blue Cross Blue Shield, Delta Airlines and COSTCO among others. Armando joined the Board of Directors of iJuze Corp. on August 2, 2017.

Robert L. Kent
Robert (Rob) is a Partner with First Wave Partners, a consulting and investment company which he co-founded in April 2013. From April 2013 to September 2017 he was also the CEO of O2 Concepts, a leading manufacturer of innovative portable oxygen concentrator devices (POC). Rob is a senior executive with successful tenures with start-up, turnaround, and rapid-growth companies, achieving revenue, profit, and business growth objectives year over year. He has particular extensive experience in highly regulated industries, which require precision and execution to seize control of market opportunities, and deliver on customer commitments. He has led and motivated teams of more than 300 employees and we are looking to Rob to help us with strategic penetration of the healthcare sector with our ePorts and iJuze Network. Rob joined the Board of Directors of iJuze Corp. on August 2, 2017.

Number of Employees: 8

Related party transactions

The Company's Founder and current shareholders are also shareholders of a sister company in Singapore, a stable and progressive country in Southeast Asia which hosts the U.S. Navy's 7th Fleet. That sister company is called iJuze Corporation Pte Ltd ("ICPL") and was established to conduct software and product development for the Company and to take advantage of the favorable government regulations and grants, favorable labor rates and supportive strategic vendors such as IBM (Singapore) which has provided ICPL with a usage grant of their Internet cloud environment Bluemix. ICPL has recently qualified for a grant by the Singapore government to offset its labor expenses by up to 40%. The Company's prototypes and intellectual property were partly developed by ICPL but has since been transferred to the Company in America for further development and commercialization. The Company intends to continue to use ICPL for contract work at a straight cost arrangement plus a license back to ICPL of our finished product and software for deployment in Asia wherein ICPL will reimburse the Company with a royalty that is to be determined. Upon successful conclusion of the crowdfunding campaign the Company intends to establish a complementary development facility in America.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our pending patents and other intellectual property could be unenforceable or ineffective.** One of the Company's most valuable assets is its intellectual property. We currently have one utility patent pending and one provisional patent pending as well as a number of pending trademarks, copyrights, Internet domain names, and trade secrets. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to its business. The current pending utility patent originated with our Founder Esmond Goei who is also credited with authorship for several issued and pending patents in a prior startup he founded. Esmond is a prolific inventor and innovator and is expected to contribute additional inventions and ideas in the years ahead. Since 1996 he has founded 5 technology companies of which one successfully got listed on NASDAQ, two were sold and one got derailed by the impact of the September 11 World Trade Center attacks ("911") after reaching $40+ millions in revenues and 300 employees. The 5th company, iJuze Corporation is listed here for crowdfunding. Notwithstanding, there is no guarantee that iJuze will succeed, get listed on a national stock exchange, get sold for a profit, or will be able to continue developing patentable technology or that such technology would become valuable.
- **Unfavorable User and Venue Operator Adoption, and Competiton** While we believe that there are no direct competing service network like iJuze Network, there are alternative means of electricity charging available from open sockets in public places, some pay-per-use kiosks at some airports, and from venue operators that do not participate in the iJuze Network, and/or which provide free charging to their customers. Further, many individuals may carry spare batteries for their small electronic devices. There can also be no assurance that competitors will not arise that render our technology or service offerings obsolete or that the iJuze Network concept of reservable charging stations will be embraced by our target users. In addition, we will be relying on retail establishments and venue operators to install our ePorts on their premises and there is no guarantee that such establishments or operators will partner with us even though we will be offering commercial incentive and benefits for them to deploy our ePorts and join our network.
- **iJuze is a brand-new company.** The Company has no history, no clients, no revenues. If you are investing in this company, it's because you think that our

reservable network of charging stations concept is a good idea, that the Company's Management team is able to apply their many years of successful operating experience to successfully market, manufacture and sell the iJuze Network service, that we can price it right and sell it to enough people so that the company will succeed. We have yet to install any ePorts commercially or recruited any retail establishments or venue operators to become part of the iJuze Network and install our ePorts on their premises. Further, we are a start-up company with a new team, and while we have been able to produce a prototype of our ePorts, the final product, mobile App and network software are still in development and not expected to be ready until March 2018, and we have yet to have any sales. In addition, there is no guarantee that our iJuze Network of reservable ePort charging stations will be a profitable operation and there is no assurance that we will ever be profitable.

- **Additional Funding May Be Required.** We are raising $1,070,000 to improve on our ePort prototype, complete the development of our iJuze Network and produce enough ePorts to launch our service in April 2018. As we are able to, we will draw funds to complete the tasks scheduled. However, there is no certainty that funds will be available on a timely basis and that every task will be accomplished successfully on scheduled, as such we may need to raise money from bank loans, future sales of securities or some combination thereof.
- **You can't easily resell the securities.** Although StartEngine.com has launched a Secondary platform for the trading of securities purchased on StartEngine.com the securities that you are acquiring from the Company will not necessarily be actively tradable on the Secondary platform and even if we were to list on a public stock exchange via an initial public offering (IPO) you may still be required to hold such securities for a specified number of months as dictated by Securities Laws and/or the associated investment banks that underwrite our IPO. Further, even after your securities are eligible for resale there may not be an active market for you to sell your shares.
- **Our financial review provides limited information as we were only incorporated on January 6, 2017.** Our cash reserves from our earlier seed funding could enable us to continue operations for the next twelve months if we do not increase our staffing. However, such action would delay product development. Should we increase development staffing our burn rate will increase and we will run out of money earlier, and possibly by Q2 2018. Should we fail to raise sufficient funding from the current crowdfunding campaign we may be significantly delayed in completing development and the subsequent launching of our iJuze Network services which will put your investment at risk, and we may experience other delays beyond our control.
- **Any valuation at this stage is pure speculation.** The valuation of our Company is based on our internal assessment of our worth based on our own expectations of tremendous growth and popularity of our iJuze Network services as discussed elsewhere. Such expectations were derived from our research of the potential numbers of users of our reservable charging services and adhoc interviews with many potential users who expressed enthusiasm for our concept. However, ultimately it's a question of whether you, the investor, believe in the potential of

our business concept and whether you believe that you will more than recover your investment in the Company if and when the Company's value exceeds the price per share that we have offered for investment. Only you can answer that question and whether you want to pay this price for this security and hold the shares for an indefinite period of time.

- **Our business projections are only estimates.** Based on Management's experience in running previous startup companies, iJuze Corporation has assessed the personnel needs and cash needs of the Company, the market segments that it believes are the likely consumers of its services, and how to address and serve such markets and the projected sales and income potentially derivable from such markets. However, there can be no assurance that the Company will meet those projections. There can be no assurance that the company will succeed or indirectly that you will make money from your investment even if there is sufficient demand for our iJuze Network services. In addition there is no guarantee that we can provide such services at a profit, or that we will not face any competition or be able to offer a service better than any competitor that may evolve, or that consumers will use our service.
- **Dependence on offshore development and external manufacturing contractors.** The Company's shareholders established a development company in Singapore called IJUZE Corporation Pte. Ltd. ("ICPL") to take advantage of the lower cost of engineering and technical resources in Singapore as well as the favorable corporate climate with supportive government incentives. By agreement iCPL will provide technical development resources to the Company at the transfer rate of cost plus the complementary right to market iJuze Network and ePorts in Asia and Asia Pacific for the benefit of ICPL. ICPL will pay royalties to iJuze, the Company for all net sales in ICPL's territories which amount has yet to be determined. There is no assurance that the costs at ICPL and in Singapore will continue to favor iJuze. In addition, the Company intends to outsource the final design work and all manufacturing of its ePorts to third party contractors and while the Company has been in earnest discussion with such contractors there can be no assurances that such contractors will deliver quality design and reasonably priced ePorts.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Esmond T. Goei, 78.26% ownership, Common stock

Classes of securities

- Common Stock: 2,555,555

Voting Rights *(of this security)*

The holders of the Company's common stock, with par value of $0.000001 per share the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights (*include if applicable*)

The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities.

Rights and Preferences

There are no special rights attributed to any Common stock holder.

What it means to be a Minority Holder

As a minority holder of Common stock, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should consider and understand the potential for dilution. Each Investor's stake in the Company, could be diluted whenever the Company issues additional shares beyond those that are issued in this crowdfunding. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, whether the value of the Company increases or decreases. However, should the company's value increase, you might own a smaller piece but of a larger company. These increases in the number of shares outstanding could result from a stock offering (such as an initial public offering, a strategic corporate partnering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock. On the other hand, the Company may need to sell shares at a price lower than your purchase price, a so-called "down round" financing. This is the type of dilution that hurts early-stage investors most.

If we decide to issue more shares, an Investor could experience value dilution as described above, with each share being worth less than before, and could also experience control dilution, whereby the total percentage an investor owns would be less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-01-06.

Financial Condition

Results of Operation

The Company was incorporated on January 6, 2017 and raised $150K in seed funding on February 28, 2017. In parallel our shareholders established a sister company in Singapore called iJuze Corporation Pte Ltd ("ICPL") to begin product development for the Company. On August 2, 2017 all IP and ePort product prototypes were transferred to the Company for $37K. As ICPL bears the cost of development until project milestones are met the Company has managed to keep expenses at a minimum and as of August 31, 2017 it still has cash of $96K and total assets of $150K with current liabilities of about $7K in prepaid expenses. We have not yet generated any revenues and do not anticipate doing so until we have completed the development of our iJuze Network software and ePort product under contract for delivery in April 2018 for our

Beta market launch in April 2018 with initial revenues anticipated in Q3 2018. As discussed in the Use of Proceeds the net proceeds from the maximum offering is anticipated to sustain the Company through 2018 without dependence on any revenues. In the event that the maximum offering is not achieved the Company intends to delay product introduction until it has received sufficient funds.

Financial Milestones

The Company was incorporated on January 6, 2017 and as such has a limited operating history. Upon completion of the maximum allowable Reg CF crowdfunding of $1,070,000 the Company intends to complete the development of the iJuze Network and finalize the ePort design for mass production and deployment in April 2018.

Our first major milestone was in February 2017 when we completed our seed funding of $150K. In March 2017 we completed a "breadboard" prototype of the ePort to demonstrate bare functionality and in May 2017 we completed release 2 of our ePort prototype which demonstrated the ability of controlling multiple ePorts and over a great distance, from North America to Singapore. In July 2017 we confirmed to our satisfaction the market opportunities to target such as POC users and electric wheelchair users. We hope to complete Beta Release of our iJuze Network and ePort by April 2018 and begin registering ePort users, and sign-up retail and venue establishments to install our ePorts and join our iJuze Network. We hope to start receiving revenues by Q3 2018 from 4 revenue streams:

1. iJuze Network Membership Fees;
2. Device charging fees from registered iJuze Network members;
3. Purchase of Premium iJuze Network services by members; and
4. Merchandizing and promotional marketing fees from its iJuze Network members and ePort venue operators.

Liquidity and Capital Resources

As a start-up we have maintained low operating overhead expenses by using primarily part-time contract workers that our Founder recruited and agreed to compensate with stock options in the common shares of the Company and from his personal founder shares. A total of 255,555 common stock options have been either granted or set aside for issuance plus additional shares that our Founder has granted options to purchase from his founder stock. Upon completion of our crowdfunding raise certain contractors will convert to full-time employment with the Company at which time our operating cash costs will increase. Based on our forecast, with the receipt of the current Reg CF fundraising of $1,070,000 (less financing costs) we hope to complete the development and first commercial release of the ePort and iJuze Network but we will need to raise additional funds for the subsequent stages of additional production and marketing. Should we obtain the maximum fundraising, we anticipate that we can increase staffing and operate the business for 12 months even without any revenue generation. However, should the Company also generate revenues per our forecast the Company anticipates that it might even be possible to attain positive cashflow by calendar Q3 2018.

However, should it fail to raise any new capital via crowdfunding the Company could run out of cash by Q2 2018. In any case, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company to continue its product development and/or to fund revenue growth.

Indebtedness

The Company has no debt except for some normal operating expense accruals of $7,515.

Recent offerings of securities

- 2017-02-28, Reg D, 300000 Common Stock. Use of proceeds: Business startup and product development.

Valuation

$8,944,442.50

The valuation of our company is derived from several perspectives commonly used in the financial community ranging from multiples of discounted projected cashflows, projected earnings and sales. As a start-up we do not have a sales history. We started the company based on our research of the potential opportunity and value of providing electricity to individuals that rely heavily on their electronic devices to maintain their standard of living (lifestyle) and/or to maintain their health. We determined that there were select groups of individuals whose electronic devices were critical to their survival such as individuals with Chronic Obstructive Pulmonary Disease (COPD) which requires oxygen therapy and the inhalation of oxygen-rich air. The advances in miniaturization and electronics has led to a rapidly growing industry to supply portable oxygen concentrators (POC) devices that are powered by batteries and which delivers air that is 90% pure oxygen whereas ordinary air contains less than 21% oxygen. In order to make POCs light enough to carry the battery in them are necessarily just big enough as to be weight bearable but that means that the power delivery duration is necessarily short. Our iJuze Network enables the POC user to charge while they are stationary at a frequented retail outlet while enjoying the services of the retail establishment such as having a meal, drinking coffee, getting a manicure, etc. The health industry estimates that as many as 24 million Americans are suspected of having COPD while only 3 million are currently being treated. Of these 3 million POC users, several hundreds of thousands use rechargeable POC. If just 1 million COPD sufferers were to switch to POCs and use our iJuze Network to charge for 1 hr per week for a fee of $2/hr that would generate over $100 million of revenues to iJuze. Of course it is unrealistic that all 1 million such POC users would become members of iJuze Network but we believe that a good many will. How many of these POC users would be anyone's guess at this stage but perhaps a reasonable assessment might be obtained by observing the valuations placed on the manufacturers of POC devices. Currently the market leader is Inogen, Inc. (Nasdaq: INGN). Their stock price is valued on the basis of a multiple of over 90 times (so called PE multiple) of their trailing last 12 months of earnings of $1.15 which results in a market price of $103.59 (as of 09/14/2017). Inogen has 20.7 million shares outstanding which results in the market valuation of $2+ Billion. INGN is attributed with such high PE multiple of 90X because they have been doubling their income year over year. Since our network is anticipated to be used by these POC users we would propose that our growth could follow the same exponential pattern as INGN. Thus if we were to attain earnings of $2 million by 2020 and apply a PE multiple of 90X then iJuze could be valued at $180 million by 2020. In addition to the potential for fast revenue growth, our business model is such that we have tremendous operating leverage. Once an ePort is installed, our cost is fixed and every additional hour of usage of that ePort are essentially pure profit. Such operating leverage deserves high PE multiples. Our proposed Offering suggests that we might at least be valued at 5X of our projected earnings in 2020, very much lower than the 90X for Inogen, hence our proposed share price of $3.50/share for a pre-financing valuation of about $9 million.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$1,070,000	$10,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$64,2000	$600
Professional Fees	$14,200	$6,200
Net Proceeds	$991,600	$3,200
Use of Net Proceeds:		
R& D & Production	$769,000	$0
Marketing	$76,400	$2,500

Working Capital	$146,200	$700
Total Use of Net Proceeds	$996,800	$3,200

We are seeking to raise $1,069,999 in this offering through Regulation Crowdfunding, with a minimum target raise of $9,999.50. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the $1 million that we project we will need in 2018 to complete the development and launch of our iJuze Network services and ePort charging stations. Specifically, we plan to improve the user interface of our ePort reservation application by contracting a 3rd party software house experienced in such work while we continue to contract our sister development company iJuze Corporation Pte Ltd ("ICPL") in Singapore to continue to develop the foundational network and database software, as well as refinement of the hardware of our ePort socket. We intend to invest the bulk of our marketing budget in digital and social media marketing. A nominal amount will be used to complete our website, and to explore highly targeted direct response television, print ads and event marketing. In the event that only the minimum offering was raised, we will use the net proceeds to continue marketing our crowdfunding campaign and suspend other direct expenses. Meanwhile ICPL is expected to continue with developing our iJuze Network on contract with extended payment terms that require payment only upon completion. Notwithstanding, the above use of proceeds are subject to change at the sole discretion of the Company's executives and Board of Directors depending on the Company's business needs and priorities.

Irregular Use of Proceeds

See "Related Party Transactions".

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website www.ijuze.com labeled Investors/Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR IJUZE CORP

[See attached]

IJUZE CORP

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE PERIOD ENDED
JANUARY 6, 2017

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

IJUZE CORP
INDEX TO FINANCIAL STATEMENTS
(unaudited)

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Stockholders
iJuze, Corp
Northfield, Illinois

We have reviewed the accompanying financial statements of iJuze, Corp (the "Company") which comprise the balance sheet as of January 6, 2017 ("Inception") and the related statement of operations, stockholders' equity, and of cash flows as of such date, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbb McKennon

Newport Beach, California
September 29, 2017

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

IJUZE CORP
BALANCE SHEET
AS OF JANUARY 6, 2017
(unaudited)

Assets		
Current assets -		
Cash	$	20
Total assets	$	20
Liabilities and Stockholders' Equity		
Current liabilities -		
Accounts payable	$	-
Total liabilities		-
Commitments and contingencies (Note 4)		-
Common stock		2
Additional paid-in capital		18
Total liabilities and stockholders' equity	$	20

See accompanying independent accountants' review report
and notes to the financial statements.

IJUZE CORP
STATEMENT OF OPERATIONS
FOR THE PERIOD ENDED JANUARY 6, 2017
(unaudited)

Revenues	$	-
Operating Expenses -		
General and administrative		-
Net Income	$	-

See accompanying independent accountants' review report
and notes to the financial statements.

IJUZE CORP
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD ENDED JANUARY 6, 2017
(unaudited)

	Common Stock		Additional Paid-	Accumulated	Total Stockholders'
	Shares	Amount	in Capital	Deficit	Equity
Common stock issued for cash	2,000,000	2	18	-	20
Net income	-	-	-	-	-
Balance at Inception	2,000,000	$ 2	$ 18	$ -	$ 20

See accompanying independent accountants' review report
and notes to the financial statements.

IJUZE CORP
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED JANUARY 6, 2017
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	-
Net cash provided by operating activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from sale of common stock		20
Net cash provided by (used in) financing activities		20
Increase (decrease) in cash and cash equivalents		20
Cash and cash equivalents, beginning of year		-
Cash and cash equivalents, end of year	$	20
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

See accompanying independent accountants' review report
and notes to the financial statements.

NOTE 1 – NATURE OF OPERATIONS

iJuze Corp was incorporated on January 6, 2017 (“Inception”) in the State of Delaware. The financial statements of iJuze Corp (the "Company") are prepared in accordance with accounting principles generally accepted in the United States of America. The Company’s headquarters are located in Northfield, Illinois.

The Company is developing a mobile application that allows users to reserve ePorts for charging their electrical devices. ePorts are electrical devices that fit over existing 110-volt electrical sockets and can be controlled remotely through WiFi and cellular data connections.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates
Preparation of the financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could ultimately differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management. Fair values of the Company’s financial instruments were assumed to approximate carrying values because of the instruments’ short-term nature.

Risks and Uncertainties
The Company has a limited operating history and has not yet generated revenue from its intended operations. The development of the Company’s product and service offerings are expected to take an

extended amount of time to develop and may be subject to regulatory requirements. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide, along with governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments may also include: economic recessions, changes in technology, government policy decisions and law changes, changes in consumer tastes and trends, and acceptance of its products in the marketplace. Like any new business, the Company faces challenges that come from early-stage branding and financing. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenue from membership fees, usage fees, and merchandising fees, as well as from premium services. Revenue is recognized when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

The Company is currently developing its products and services and has not generated any revenue to date. Future revenue recognition policies may change based on the product and service offerings developed.

Advertising
The Company expenses advertising costs as incurred.

Income Taxes
The Company applies Accounting Standards Codification ("ASC") 740, *Income Taxes* ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. The Company has not yet reached its year end and therefore no tax returns have been filed or are subject to examination.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – GOING CONCERN

The Company was only recently formed and has no operating history. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations through a Regulation Crowdfunding offering and/or debt and equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If management is unable to obtain sufficient amounts of capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company's Chief Executive Officer ("CEO") is currently in litigation related to his former tenure as chief executive officer of Aspect Technologies, Inc. The litigation involves a claim for unpaid wages by a former employee of Aspect Technologies, Inc. The case was dismissed by a county court in Colorado in favor of the CEO. The plaintiff appealed the decision to the Colorado Court of Appeals, where the case was subsequently dismissed a second time. After the Colorado Court of Appeals decision, the plaintiff petitioned the Colorado Supreme Court, and the case is now pending arguments before the Colorado Supreme Court. We do not expect the outcome of this case to have an impact on the Company or its operations.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
The Company is authorized to issue 10,000,000 shares of common stock with a $0.000001 par value. Upon inception, the Company issued 2,000,000 shares of common stock to its founder for $20.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company's founder, along with other investors, own iJuze Corporation Pte Ltd, a development company based in Singapore ("iJuze Singapore"). In February 2017, iJuze Corp ("iJuze USA") issued 300,000 shares of common stock to the other investors of iJuze Singapore for $150,000.

In August 2017, iJuze Singapore sold all its intellectual property and products to iJuze USA for $37,000. iJuze USA has agreed to pay iJuze Singapore on a cost-plus basis to continue development of its products and technology. iJuze Singapore will have the right to re-market the products and services in Asia for a yet to be determined royalty.

NOTE 7 – SUBSEQUENT EVENTS

In February 2017, the Company issued 300,000 shares of common stock for $150,000. Refer to Note 6 above for further details.

In August 2017, the Company purchased intellectual property from a related entity for $37,000. Refer to Note 6 above for further details.

Also in August 2017, the Company's Board of Directors approved the creation of an equity incentive plan and approved the reserve of 255,555 shares of common stock. The Company also granted 254,100 stock options under the assumption that the equity incentive plan will be created. These options are to vest over four years, have an exercise price of $0.50 and have a contractual term of ten years. The equity incentive plan has not yet been formalized; however, management will measure the grant of stock options beginning in August 2017.

The Company has evaluated subsequent events that occurred after January 6, 2017 through September 29, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time that would have a material effect on the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments | Edit My Campaign | Secondary BETA | Jason K.

iJuze Corporation is pending **StartEngine Approval.**



0

Investors

$0.00

Raised of $10K - $1.07M goal

iJuze Corporation

First Global Reservable ePort Network

Small OPO | Glenview, IL | Technology

Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share




STATUS
WWW.IJUZE.COM
iJUZE™
We Charge Up Your Life!

The First Network of Reservable ePorts For All Your Life's Needs

Invest in iJuze

iJuze is a network for individuals who rely on power to get them through their day. In an age where our lives run on electricity, iJuze provides you with the peace of mind that you'll be able to recharge your devices wherever you go AND when you want to. From laptops and cellphones to Portable Oxygen Concentrators, even electric wheelchairs and scooters, iJuze alleviates the stress of worrying about where your next, possibly life-saving, charge will come from. **iJuze was founded with the vision of letting people enjoy their life worry-free of the threat of running out of electricity (or as we say back at the lab ... out of "juze").**

For many Americans that depend on oxygen therapy from a portable oxygen concentrator (POC) device, running out of battery power is more than just an inconvenience, it's life threatening. iJuze transforms ordinary AC electric sockets at your favorite venues into **reservable ePorts** by simply installing our ePorts onto their existing AC outlets.

Who Needs iJuze?

- Individuals with portable oxygen therapy devices
- Individuals who are dependent on their electric wheelchair
- Individuals who own electric kick-scooters or

- hoverboards
- Individuals who work remotely, on cellphones, tablets and laptops
- Restaurants and cafes suffering from "Laptop Squatters," - individuals who order one cup of coffee so they can stay and work on their laptop for hours - with iJuze, these businesses can charge for their electricity, gain back profit and entice new customers in for a convenient charge.

Once Launched, our goal is to make iJuze Easily Accessible All Over The Place.
There are over 1.6M potential retail establishments or public venues in America that could potentially join the iJuze Network by installing our ePorts onto their existing sockets for reservable paid power access.

Once installed, we expect every hour of paid charge to increase our profit faster than our cost increase!

iJUZE HAS NOT YET LAUNCHED COMMERCIALLY, but that's why we're offering shares to you, our investors. We're eager to launch the iJuze Network on a national and global scale, and we need your support to do so. Please read all about us and consider investing in your future!

"No more boundaries, worries or anxiety, the iJuze Network is an investment in your future. We are providing a better life for a community of people who truly needs someone to step in and provide a support network to help them enjoy the rest of their lives."

Esmond Goei, Founder/CEO

The Opportunity

Investment

Minimum investment $199.50

$3.50/share | When you invest you are betting the company's future value will exceed $10M.

Perks

Invest at least **$497** and receive a 1-yr membership in iJuze Network

Invest at least **$997.50** and receive a 2-yr membership in iJuze Network PLUS $500 credit towards charging fees during the membership period (if you are a non-USA investor your membership is for 3-years)

Invest at least **$4,998** and receive a 5-yr membership in iJuze Network and equal amount of credit towards charging fees for 5 years (if you are a non-USA investor you will also participate in an annual call with our CEO)

Invest at least **$9,999.50** and have an ePort named after you for one year (details to follow) PLUS receive a lifetime membership in iJuze Network and equal amount of credit towards charging fees until its used up (if you are a non-USA investor you will also participate in a quarterly call with our CEO)

All **Perks are valid only after the offering is completed.*

What We've Accomplished So Far

iJuze Corporation was incorporated in Delaware by Esmond Goei, Founder and CEO. With **successful seed financing** in place, he helped set up a 3rd party **development facility in Singapore** under contract to our Company for the development of our ePort, mobile App and iJuze reservation network. Since January 2017, iJuze has gotten seed funding, **gained support from IBM**, completed a working prototype and has a patent pending. And this is just the beginning...




Make Reservation

Our Progress So Far...

- **$150,000 in seed financing**
- Established development facility with 3rd party which is not owned by iJuze Corp. but which is under contract to develop software for the Company.
- Obtained **support from IBM Singapore** to use their IBM Bluemix Internet cloud environment for one year to develop and test our mobile App and iJuze Network
- In-Process of developing our ePort, mobile App and iJuze Network
- Filed a broad utility patent with the US Patent Office for an invention entitled "AUTOMATED SYSTEM FOR MANAGING AND PROVIDING A NETWORK OF CHARGING STATIONS" and the application has since been assigned to iJuze Corporation
- Demonstrated a working prototype of ePort, mobile App and iJuze Network. The use of IBM's Bluemix Internet cloud environment makes it possible for us to **control the operation of the ePorts globally from one location** as we demoed by controlling an ePort across the Pacific
- Built a team of experts with proven startup track records, expertise in portable oxygen concentrator technology and the healthcare industry, successful brand marketing, venture capital and investment successes as well as broad corporate and commercial law expertise on our Board with a senior lawyer from a powerhouse Silicon Valley global law firm.

iJuze in Action



iJUZE



iJUZE



We charge up your life's devices, everywhere!

What Makes iJuze Different

The iJuze Network will be the **first patent-pending global network of <u>reservable</u> charging ports (ePorts)** for portable and personal electric/electronic devices ranging from handheld devices, portable medical devices like portable oxygen concentrators (POC), electric wheelchairs, and even hover-boards and electric kick-scooters. Gaming, watching your favorite movie or streaming your home team, we hope to keep you charged from the kick off to the final whistle! In a park, stadium, at the mall, the goal is to have a reservable ePort nearby so you can do the things that make you happy without interruption. **With every ePort installation we estimate a cost payback within one month. With just one additional hour per week of usage by our target members across our iJuze Network potentially doubles our projected revenues!**



If you need juice, we are here, there, everywhere. We are iJuze Network



The Basic ePort Subscription

- **ePorts will be located in generally frequented places** such as restaurants, cafes, cinemas, beauty salons, libraries, etc.
- An iJuze member **can then <u>reserve</u> an ePort** via a smartphone APP or any web browser enabled electronic device such as a tablet, laptop or desktop PC
- Members of iJuze Network may **search for an available ePort anywhere** and reserve an available time slot subject to verification
- Initially **any normal electrical/electronic device** that uses a regular North American 110V AC socket with a current limit of 15A can recharge their devices for a fee at the prevailing rate
- **In promoting the deployment** of the iJuze Network by retail establishments or venue operators in the country we will provide **revenue sharing** with all venues that offer ePort charging
- We will also help these venues **increase revenues** from existing customers while remaking them to be more attractive to new potential customers who need electricity to charge their life-support or lifestyle devices

Premium Service Availability

For those looking to get more from their subscription, we'll offer iJuze's **Premium Subscription** with unique features such as ...

- **Trip Planning Service**: an iJuze Network member can provide a list of locations that he/she is planning to visit and the sequence or itinerary and the iJuze App will revert with a "Trip Plan" that lists various ePort locations that the iJuze member needs to visit to charge up during the Trip
- Trip Planning members will be provided with the option of scheduling and reserving the respective ePorts on the itinerary they've created
- **Party Pack Service:** helps a member **plan a group event and schedule the required ePorts in support of the event**, eg. a group of electric wheelchair members will need special considerations such as wheelchair accessible ePorts as not all ePort venue operators may be adequately equipped to handle multiple electric wheelchairs
- The Party Pack feature will also incorporate smart scheduling that takes into consideration the event locale and availability of ePorts. It will recommend certain venues that could accommodate the members' Party needs
- **Guardian Premier Service:** requires a member to "check-in" from time to time to correlate the member's actual location with the submitted itinerary whereby iJuze can oversee the member's trip and initiate intervention with a **911** call to a designated helper
- Also planned is a premium feature for **realtime assessment** of the member's device's battery charge level whereupon iJuze will initiate a reminder to reserve and charge at an ePort nearby or enroute


JUZE™
We Charge Up Your Life!


Metra

Product and Design





The iJuze Network is the only **reservable** charging ePort network for all portable and indoor maneuverable 110V AC capable electronic devices including health-support or mobility devices.

Many unique features are in development to allow for:

- All electronic devices to be chargeable on the iJuze Network as can normally be plugged into a residential 110V AC socket
- On-the-go reservation via a smartphone App for any ePort on the iJuze Network subject to user location and cancellation policies
- Extendible reservations subject to availability of the ePort in use or at adjacent ePorts
- Proxy reservation by a member for another member or non-member subject to frequency limitations
- Multiple payment options
- "Frequent User" club membership with special privileges such as free charges and priority ePort reservation considerations
- "Personal Registry", a feature which enables a member

to label their favorite ePorts for ease of making reservations
- And many more...

We expect that the iJuze network will not only provide convenience for users, but also revenue for businesses.

Our Market and Industry

In addition to Americans with special health needs, we believe that there is an overall **huge market opportunity** because the **majority of Americans** all have portable power hungry devices that need frequent charging on-the-go...

- *Statista.com* reports that there are over **208 million smartphone users** in America as of 2016
- *The Pew Research Center noted that the rapid rise in smartphone use was fueled by a **"sharp uptick" in users over age 50***
- *The Pew Research Center* also reported that **tablet ownership among adults had reached 51%**
- **Conclusion**: Overwhelming majority of Americans have portable electronic devices that could use on-the-go charging on iJuze. **Imagine** if only 1% of the **208 million** smartphone users were to use iJuz just once a week and **paid a small fee**!



Number of smartphone users in the United States from 2010 to 2022 (in millions)
27%
39.1%
50.4%
58.4%
67.6%
73.3%
79%
83.8%
87.4%
90.4%
92.8%
2010
2011
2012
2013
2014
2015*
2016*
2017*
2018*
2019*
2020*
© Statista 2017

And for those with special needs....

There are **2.4 million** Americans that need POCs (Portable Oxygen Concentrators).

Derived from Inogen, Inc. 2016 Annual Report.

There are **2.7 million** non-institutionalized wheelchair users in the U.S.

Derived from the International Journal of Environmental Research and Public Health, Feb 11, 2014.

Other Market Findings

- Inogen, the leading manufacturer of electronic POC reported a 48% revenue increase in 2016 thus confirming that oxygen therapy users are increasingly migrating to portable oxygen concentrator devices, away from liquid oxygen tanks. It further reported that it had sold or rented out 228,000 POCs as of December 2016. **There are currently an estimated 2.4 million Americans on oxygen therapy that could migrate to POCs**, and who could use our iJuze Network.
- **If a mere 1%** of the current COPD population of 3 million Americans were to use a POC and were to use our iJuze Network to charge their POC device **once per week** for 1 hour each time **for a fee of $2** each hour, that alone **could generate about $3 million** in annual POC charging revenues for iJuze.
- Based on a publication by the Institutional Journal of Environmental Research and Public Health in 2014 it is estimated that there are over **1 million Americans** today that uses an electric wheelchair which requires frequent charging.
- **If 1%** of the estimated 1M electric wheelchair users were to charge **1 hour per week** at $2/hour on an iJuze ePort that **could generate about $1 million** in annual PMD charging revenues for iJuze Networks
- Over the next 5 years we anticipate that the boomer population that is entering retirement are expected to have the most discretionary income than earlier retirees and the most aware of what technology offers for lifestyle continuance and enjoyment.


Potential ePort Locations
Across USA (1.6 Million)
Other
Paved airports
Spas
Indoor movie screens
Shopping malls
Beauty salons
Libraries
Churches
Restaurants
0
100,000
200,000
300,000
400,000
500,000
600,000
700,000

Sources: The NPD Group, Christianity Today, American Library Association, Dun&Bradstreet First Research, Encyclopedia.com, National Association of Theatre Owners, International SPA Association, Chartsbin.com, Fox News, BBC, Hartford Institute for Religion Research, Statistic Brain, and the US Postal Service.

Businesses will benefit from iJuze too.

As early as 2011 it was reported by Eater.com that Starbucks started covering their outlets in New York City to cut off "laptop squatters". In March 2017 Fox News reported that the same chain removed its electric outlets West Hollywood in a move to "discourage loitering". With the iJuze Network, these coffee chains could control the use of their outlets by installing ePorts and requiring these squatters to pay to use one, that's better than just selling one cup of coffee. By allowing anyone to reserve the use of an electric outlet and pay for the use of such an outlet, squatting may become a thing of the past. **There are 1.6 million retail and public venues that are potential sites for locating a reservable ePort** AC outlet to charge your device **and there are millions of Americans needing the support of such a network** of charging venues to enjoy their lives**.** We all have to eat, won't it be nice if we could **recharge our devices** while we eat, at one of the **624,301 restaurants in America!**

Your Investment

Now that we have a prototype, we need funds to complete the development of the first commercial release of the iJuze Network and ePorts slated for April 2018. Since the iJuze Network and ePort services are planned for consumer usage across the country, we believe that equity crowdfunding would accomplish two objectives in one campaign, which is to raise funds and simultaneously reach out to a broad audience of potential users of the iJuze Network.



iJuze Corporation is incorporated!

Following months of market research confirming the need for an iJuze Network, the Company was birthed.

January 6, 2017

February 28, 2017



Seed Funding Completed!

$150K raised from 3 investors

March 1, 2017



Development lab launched in Singapore

iJuze Network software programming and ePort hardware design started

March 1 2017

IBM provides development assistance

IBM (Singapore) provides free use of its IBM Bluemix Internet Cloud Environment for one year.

April 3, 2017

iJuze Founder files utility patent with US Patent Office

May 2017



Prototype built and demonstrated

iJuze Network is a network of reservable charge points or ePorts. Our prototype ePort and smartphone App worked and was controllable over the Internet across the Pacific Ocean.

October 2017

Launch on Startengine!

StartEngine campaign is launched to raise funds to complete ePort design for our iJuze Network.

April 2018



Anticipated Beta Launch of iJuze Netwo of indoor e Charging locations

Initial user trial to be conducted in selected communities.

In the Press

SHOW MORE

Meet the Founder



Esmond Goei

Founder, CEO, & Director

Founder, CEO, and Director of iJuze, Inc. since January 2017, Esmond is a serial entrepreneur with many successful startups and turnarounds spanning 30+ years. A consummate innovator with 3 issued patents in solar energy systems while he was CEO of Aspect Technologies, Inc., from Aug 2009 to Sept 2016, he has a pending patent with iJuze for a network of reservable charging ports/stations (ePorts). He has participated in several emerging industries such as voice messaging, wireless hospital bedside information systems, organic baby foods, electronic toys, and modular emergency back-up solar powered systems. He has delivered outstanding returns on investment to his investors with many IPOs and strategic sales of his invested companies some of which garnered valuations over a billion dollars.

And the Rest of the Team



David J. Wallach

Chief Marketing Officer

David is an outstanding communicator and a talented video and film producer with 5 Emmy Awards to his credit as well as other TV network awards. Before joining iJuze on August 1, 2017, David had founded Wallach Worldwide Media in January 2008 and did freelance media production for many clients including Kraft Foods, the NFL, the NBA, the major TV networks, and others. David also worked as Coordinating Producer for Intersport, a leading sports and entertainment marketing agency from May 2014 to June 2015. His communications talent and experience has helped many companies convey their business vision as well as create memorable brand awareness and social media presence. He has a proven track record of success with driving integrated marketing plans that solve business challenges for blue-chip consumer brands in America and globally. We are excited to have David lead the marketing launch for our proprietary iJuze Network and to bring the message home that We Charge Up Your Life!



"SK" Chan

Chief Financial Officer

Suit Khown (SK) has worked successfully in many industries. A mechanical engineer with a Harvard MBA he tenured as a venture capitalist with Advent International, a global VC firm based in Boston, MA. From there he went on to help many American companies level the playing field in securing quality and competitively priced components in China and Asia Pacific. He then started his own manufacturing company and grew that to 1200 employees in producing a revolutionary actuator for the computer industry. Prior to iJuze, since June 2009 till September 2017 he led a team of investment professionals for 8 years as Chief Investment Officer of China Assets Investment Management, Ltd., a public listed investment company in Hong Kong. With his diverse background, financial acumen and experience we expect to be well positioned to grow our financial base. SK joined iJuze Corp. on August 1, 2017.



Armando Castro, Jr.

Director

Armando is a Partner in Silicon Valley with Pillsbury Winthrop Shaw Pittman LLP, a global law firm with roots in Silicon Valley, and a powerhouse dating back to the 1800's. Armando has been with Pillsbury since May 2014 and his specialty is corporate securities law but he is also a Certified Public Accountant. His industry background includes financial technologies and payment systems, cybersecurity, software and wireless technologies to name a few and we have benefitted from his advice in corporate strategy, governance and contractual law. Pillsbury's clients include Facebook, Chevron, Deutsche Bank, Blue Cross Blue Shield, Delta Airlines and COSTCO among others. Armando joined the Board of Directors of iJuze Corp. on August 2, 2017.



Robert L. Kent

Director

Robert (Rob) is a Partner with First Wave Partners, a consulting and investment company which he co-founded in April 2013. From April 2013 to September 2017 he was also the CEO of O2 Concepts, a leading manufacturer of innovative portable oxygen concentrator devices (POC). Rob is a senior executive with successful tenures with start-up, turnaround, and rapid-growth companies, achieving revenue, profit, and business growth objectives year over year. He has particular extensive experience in highly regulated industries, which require precision and execution to seize control of market opportunities, and deliver on customer commitments. He has led and motivated teams of more than 300 employees and we are looking to Rob to help us with strategic penetration of the healthcare sector with our ePorts and iJuze Network. Rob joined the Board of Directors of iJuze Corp. on August 2, 2017.

Offering Summary

Maximum 305,714 shares of Common stock ($1,070,000)

Minimum 2,857 shares of Common stock ($10,000)

Company	IJUZE CORP ("iJuze" or the "Company")
Corporate Address	2516 Waukegan Road, Suite 111, Glenview, IL 60025
Description of Business	iJuze provides a membership network of reservable electric charging stations in publicly accessible locations.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$3.50
Minimum Investment Amount (per investor)	$199.50

Perks

Invest at least $497 and receive a 1-yr membership in iJuze Network

Invest at least $997.50 and receive a 2-yr membership in iJuze Network PLUS $500 credit towards charging fees during the membership period (if you are a non-USA investor your membership is for 3-years)

Invest at least $4,998 and receive a 5-yr membership in iJuze Network and equal amount of credit towards charging fees for 5 years (if you are a non-USA investor you will also participate in an annual call with our CEO)

Invest at least $9,999.50 and have an **ePort named after you** for one year (details to follow) **PLUS** receive a lifetime membership in iJuze Network and equal amount of credit towards charging fees until its used up (if you are a non-USA investor you will also participate in a quarterly call with our CEO)

***All Perks** are valid only after the offering is completed.*

Irregular Use of Proceeds

See "Related Party Transactions".

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US
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Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

VIDEO TRANSCRIPT (Exhibit D)

I have helped build many successful companies that benefit people for 30+ years, and through all that time the one phrase that remains true is "invest in your future"...

That term gets knocked around a lot and it made me think, what if you could actually invest in your future?

If you are one of the 24 million Americans who are needing oxygen therapy or an oxygen concentrator device to breathe.

Or one of the estimated million Americans who needs an electric wheelchair or scooter to make it though your day.

Or one of the many Americans commuting to work on an electric kick scooter..

Then you are part of an ever growing population that is becoming intimately familiar with the constraints of distance and time that keeps you from doing the things that you truly enjoy, or need to do.

It's more than just running out of battery, the threat of gasping for oxygen, is real, it's daunting and makes the future, quite frankly, intimidating.

Our iJuze network is an actual investment in your future, your independence, your lifestyle and even your family.

By building a network of ePort charging stations around the country that you can reserve and use at your convenience, the iJuze network will be a landscape of freedom for people who depend on a secure and ready supply of "power" to maintain their lifestyles... not just keep their lives going.

Sure, you can lug around more batteries. But why do that when socket power is just about everywhere and electricity is just waiting for you. All you have to do is reserve it and we'll help you plan when you have to charge up, so you need not worry about running out of juice while you're out and about.

By 2018 the electric wheelchair industry is expected to hit $3.9 Billion... that's a lot of people in wheelchairs and 2 million are expected to be new users.

Also by 2018 it is estimated that 4 million Americans will need supplementary oxygen or an oxygen concentrator device.

Though you may not need one of these today, the odds are pretty good that you know someone who is about to have their future changed drastically by needing one or both... and the need continues to grow every year.

At a restaurant, at the gym, out with your family and friends or waiting for a plane, we want the iJuze network to be there for you to keep you going...literally.

To many of us the simple task of going outside to enjoy the sunshine is easy. To the millions of people in, or on an electric mobility device, its something that needs to be planned, calculated and measured, every single time they get out. And if you need a portable oxygen concentrator to breathe, then you need to make sure that the battery in your concentrator device can get charged while you're out and about.

There is a growing need for a way to give back the freedom and active lifestyle that so many people have lost. We believe we can do that with the iJuze Network.

What makes us so proud of the iJuze Network is our mission:

To provide a better life for a community of people who truly needs someone to step in and provide a supportive network to enjoy the rest of their lives. An investment in your future

Hopefully you won't have to look very hard to find one of our ePorts as we will be marketing to the venue operators that you frequent such as cinemas, restaurants, cafes and other service establishments such as gyms, airport lounges, and even hair salons which require you, the user to be onsite.

No more boundaries, worries or anxiety, the iJuze Network is an investment in your future, but it is also a community of people who are able to take back control of their lives and continue to live it worry free and full of energy.

That's why we like to say "WE CHARGE UP YOUR LIFE"

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.